SOONER HOLDINGS, INC.
127 Northwest 62nd Street, Suite A
Oklahoma City, OK   73118
Telephone (405) 848-7575

February 11, 2011

Ms. Tea Jenkins, Senior Assistant Chief Accountant
Office of Beverages, Apparel and Healthcare Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC   20549

ATTENTION TIA JENKINS
Senior Assistant Chief Accountant

Re:	Sooner Holdings, Inc.
Form 10-K/A for FY ended September 30, 2010
Filed January 10, 2011
Form 10-Q for the Quarter ended December 31, 2010
Filed January 18, 2010
File No. 000-18344

Dear Ms Jenkins:

With regard to your letter of February 10, 2011 relating to the above-referenced filings of Sooner Holdings, Inc., I acknowledge on behalf of the company that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

s/ R.C. Cunningham

R.C. Cunningham II, President